82-4299

[redacted]

08003212

Registration No. 0107537000939

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 041/2008 June 5th, 2008

RECEIVED 2008 JUN 12 A 10: 24 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
JUN 17 2008
THOMSON REUTERS

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@itd.co.th

Italian-Thai Development Public Company Limited

Annex A

1. Financial Statement as of March 31, 2008
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from March – June 2008
3. The Minute of Annual General Meeting of Shareholder No. 1/2008

82-4299

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The Report of material events field with the Stock Exchange of Thailand ("SET") from November 2007- January 2008

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

RECEIVED
2008 JUN 12 A 10:24
·ICE OF INTE... CORPORATE ...

News Detail

Symbol	ITD
Source	ITD
Headline	Operating Result
Date/Time	20 May 2008 07:46:00

Translation

With reference to the Company's financial statements for the period ending 31st March 2008 submitted to the SET dated 15th May 2008. The Company's net income in the first quarter of 2008 was Baht 66.81 million. This was a decrease from the same period of the previous year of Baht 171.50 million or 71.97%.

The Company wishes to explain the reasons contributing to the profits being less than 20% as follows:

1. The Company's other income was Baht 99.38 million, which decreased from the same period of the previous year by Baht 104.45 million or 51.24%, because in the first quarter of 2008, there were no payment claims to customers in the Company's subsidiaries, worth Baht 44 million.

2. The Company's administrative expenses were Baht 480.69 million, which increased by Baht 180.17 million or 59.95%. The main reasons were: in the first quarter of 2008, a subsidiary company accounted for an allowance for damages of Baht 92 million, due to claim for compensation for alleged negligence. The Court of First Instance ordered the subsidiary to pay damages amounting to Baht 92 million together with fees. The case is currently being appealed. Furthermore, there were increases of other administrative expenses, such as pre-bid expenses and consultant fees.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

RECEIVED
2008 JUN 12 A 10: 24
FICE OF INTER...
CORPORAT...

News Detail

Symbol	ITD
Source	ITD
Headline	Reviewed Quarter 1 and Consolidated F/S (F45-3)
Date/Time	15 May 2008 17:35:00

(Reviewed Quarter-1 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 31 March

The Consolidated Financial Statement

	Quarter 1	
Year	2008	2007
Net profit (loss)	66,808	238,311
EPS (baht)	0.02	0.06

The Company Financial Statement

	Quarter 1	
Year	2008	2007
Net profit (loss)	72,662	210,102
EPS (baht)	0.02	0.05

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________
(Mrs.Nijaporn Charanachitta)
Position Senior Executive Vice President

Authorized to sign on behalf of the company

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	To discloses the Minute of AGM 1/2008
Date/Time	09 May 2008 08:11:00

Translation

Italian-Thai Development Public Company Limited would like to send one copy of the Minutes of Annual General Shareholders' Meeting No.1/2008 dated April 25, 2008 to the SET, and the Company discloses the Minutes of Annual General Shareholders' Meeting No.1/2008 through the Company's website www.itd.co.th since May 9, 2008.

Please be inform accordingly.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Signed Contract
Date/Time	06 May 2008 08:47:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on 24th April , 2008 the Company signed a contract with Naval Public Works Department, Royal Thai Navy to proceed with the Building of the 80th Anniversary of Somdetphrapinkhlao Hospital.

The details of the contract are as follows :-

Description of works : Construction of a reinforced concrete 10 storey building and a 6 storey car park building and associated landscaping works and facilities

Contract value : Baht 454,300,000 (Including VAT)

The period of work : 16 months

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Additional informed the resolution of BOD's Meeting
Date/Time	30 Apr 2008 07:47:00

Translation

Refer to the resolutions of Board of Director's Meeting of Italian-Thai Development Public Co.,Ltd. ("The Company") No.4/3/2008 dated March 24,2008, It was missed to disclose the agenda that to consider and approve the allocation of 728,000,000 newly issued ordinary shares at the par value of 1 Baht per share according to the resolution of the Extraordinary General Shareholders' Meeting No. 1/2008 dated January 14,2008

The Company would like to additional inform that the resolutions of Board of Director's Meeting was approved the allocation of 728,000,000 shares with the par value of 1 Baht per share to be reserved for the conversion of the convertible debentures as approved by the Securities and Exchange Commission.

In the event where the Company is unable to issue and sell the convertible debentures due to the unfavorable market condition or where the convertible debentures are not subscribed in their entirety as previously approved by the Extraordinary General Shareholders' Meeting No. 1/2008 held on January 14, 2008, there will be the excess amount of increase shares that do not need to be reserved for conversion of the convertible debentures which the Company may have sold in single transaction or in series.

Thus it is appropriate to allocate such excess amount of increased shares that do not need to be reserved for conversion to offer for sale in single transaction or in series by way of private placement according to the Securities and Exchange Commission's Notification No. Kor Chor. 12/2543 regarding the Application for and Approval of Offer for Sale of Newly Issued Shares.

In this regard, the Board of Directors shall be authorized to consider the allocation and the sale of such remaining increased shares; to determine the price, period and conditions of the sale; to determine the market price according to relevant notification of the Securities and Exchange Commission and other details relevant to such allocation of shares; and to inform the Securities and Exchange Commission the cancellation of the issuance of the convertible debentures.

However, the Company had already disclosed the said agenda in the Notification of Annual General Shareholders' Meeting No. 1/2008

Please be informed accordingly.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	The resolution of AGM , the new rate of payment dividend
Date/Time	28 Apr 2008 09:30:00

ITD Announces Resolutions Made by Shareholders.

Italian - Thai Development Public Company Limited (ITD) announced resolutions made by Annual General Meeting of Shareholders No. 1/2008 held on April 25 , 2008 at 11.00 a.m. at Pailin room on 2nd floor, Amari Atrium Hotel. At the beginning of the Meeting 471 shareholders attended the Meeting with 2,575,901,369 shares in aggregate which was equal to 61.42 % and thus constitutes quorum, the meeting has resolved as follows;

1. To certify the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2008. Be certified by majority votes as follows :
Approved 2,377,191,369 votes or 92.29 %. Disapproved 10,000 Votes or 0.00% Abstained 198,700,000 Votes or 7.71 %.

2. To acknowledge the year 2007 operation result.
Be certified by majority votes as follows :
Approved 2,377,191,369 votes or 92.29 %. Disapproved 10,000 Votes or 0.00% Abstained 198,700,000 Votes or 7.71 %.

3.To approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2007.
Be approved by majority votes of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

Approved 2,377,193,369 votes or 92.29%. Disapproved 6,000 Votes or 0.00% Abstained 198,702,000 Votes or 7.71 %.

4. To approve the allocation of partial profits as legal reserve. in the amount of Baht 37,004,260,plus the existing legal reserve in the amount of Baht 382,364,000, the total amount of legal reserve of the Company is Baht 419,368,260.
Be approved by majority votes of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

Approved 2,377,143,669 votes or 92.28 %. Disapproved 55,700 Votes or 0.00% Abstained 198,702,000 Votes or 7.71 %.

5.According to the resolution of BOD's Meeting dated March 24,2008 be approved the payment of dividend at the rate Baht 0.06 per share, However, the Resolutions Made by Shareholders be approved the payment of dividend for 2007 accounting period at the rate of Baht 0.07 per share, to the shareholders listed in the share register book to be closed for the right to receive the dividend on April 8, 2008 at 12.00 hours. The dividend payment will be made on May 23, 2008.

Be approved by majority votes of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

Approved 2,376,341,169 votes or 92.25 %. Disapproved 845,200 Votes or 0.03% Abstained 198,715,000 Votes or 7.71 %.

6. To approve the re-appointment Mr. Tawatchai Suthiprapha director, Mr. Yuthachai Charanachitta director, and Mr. William Lee Zentgraf independent director, who resign by rotation to the shareholders' meeting for approval of their re-appointments into office for another term.

Be approved by majority votes of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

6.1 Mr.Tawatchai Suthiprapha
Approved 2,376,963,369 votes or 92.28 %. Disapproved 116,000 Votes or 0.00% Abstained 198,822,000 Votes or 7.72 %.

6.2 Mr. Yuthachai Charanachitta
Approved 2,376,938,369 votes or 92.28 %. Disapproved 121,000 Votes or 0.00% Abstained 198,842,000 Votes or 7.72 %.

6.3 Mr. William Lee Zentgraf
Approved 2,376,965,369 votes or 92.28 %. Disapproved 116,000 Votes or 0.00% Abstained 198,820,000 Votes or 7.72 %.

7. To approve the re-appointment of Pol.Lt.Chatrachai Bunya-Anan, Dr. Krisorn Jittorntrum and Mr. William Lee Zentgraf, the Audit Committee who resign by rotation to the shareholders' meeting for approval of their re-appointments into office for another term.

Be approved by majority votes of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

Approved 2,377,061,369 votes or 92.28 %. Abstained 198,840,000 Votes or 7.72%.

8. To approve the remuneration for the Board of Directors to be not more than Baht 5,390,000 per year, and for the Audit Committee to be not more than Baht 1,400,000 per year.

Be approved by majority votes of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

Approved 2,376,978,369 votes or 92.28 %. Disapproved 20,000 Votes or 0.00% Abstained 198,903,000 Votes or 7.72 %.

9. To approve the appointment Mr. Somkid Tiatrakul, certified public accountant (Thailand) No.2785 and/or Mrs. Sumalee Chokdeeanant, certified public accountant (Thailand) No. 3322 of Grant Thornton Limited to be the auditors for the accounting year ended December 31, 2008 and to determine the auditors' remuneration at the amount of Baht 3,885,000 per year.

Be approved by majority votes of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

Approved 2,222,814,590 votes or 86.29% Disapproved 188,000 Votes or 0.01% Abstained 352,898,779 Votes or 13.70 %.

10. To approve the allocation of 728,000,000 shares with the par value of 1 Baht per share to be reserved for the conversion of the convertible debentures as approved by the Securities and Exchange Commission.

In the event where the Company is unable to issue and sell the convertible debentures due to the unfavorable market condition or where the convertible debentures are not subscribed in their entirety as previously approved by the Extraordinary General Shareholders' Meeting No. 1/2008 held on January 14, 2008, there will be the excess amount of increase shares that do not need to be reserved for conversion of the convertible debentures which the Company may have sold in single transaction or in series.

Thus it is appropriate to allocate such excess amount of increased shares that do not need to be reserved for conversion to offer for sale in single transaction or in series by way of private placement according to the Securities and Exchange Commission's Notification No. Kor Chor.12/2543 regarding the Application for and Approval of Offer for Sale of Newly Issued Shares.

In this regard, the Board of Directors shall be authorized to consider the allocation and the sale of such remaining increased shares; to determine the price, period and conditions of the sale; to determine the market price according to relevant notification of the Securities and Exchange Commission and other details relevant to such allocation of shares; and to inform the Securities and Exchange Commission the cancellation of the issuance of the convertible debentures.

Be approved by more than 50% of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :

Approved 2,115,566,349 votes or 82.13% Disapproved 1,368,300Votes or 0.05%
Abstained 458,966,720 Votes or 17.82 %.

Please be informed accordingly.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	To disclose the notice and all documents for AGM 1/2008
Date/Time	11 Apr 2008 08:13:00

Translation

The Meeting of the Board of Directors of Italian-Thai Development Public Company limited No.4/3/2008 dated 24th March, 2008 has resolved the Annual General Meeting of Shareholders No.1/2008 be held on Friday 25th April, 2008 at 11.00 a.m. at the Pilin Room 2nd Floor, Amari Atrium Hotel, 1880 New Petchburi Road, Bangkapi, HuayKwang, Bangkok, to consider of the Annual General Meeting of Shareholders No.1/2008 Now the documents of the Annual General Meeting of Shareholders are uploaded on the Company's website http://www.itd.co.th/th/investor.php for public considerations since April 11 , 2008.

However, the notice and its document will be sent to the shareholders whose names appeared in the share register book on April 8, 2008

Please be informed accordingly

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	The dividend payment and holding AGM 1/2008
Date/Time	25 Mar 2008 08:45:00

Translation

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited No. 4/3/2008, on March 24, 2008 , passed resolutions regarding the following matters:

1. Consideration and approval of payment of dividend for 2007 accounting period to shareholders whose names in the share register book of the Company on April 8,2008 at the rate of Baht 0.06 per share.

2. Consideration and approval to appoint Mr. Peeti Karnasuta to be an director for the vacancy.

3. Consideration and approval of holding the Annual General Meeting of Shareholders No. 1/2008 on April 25, 2008 at 11.00 a.m. at Amari Atrium Hotel, 1880 New Petchburi Road, to consider the following matters:

1. To consider and certify the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2008;

2. To consider and acknowledge the 2007 operational result;

3. To consider and approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2007;

4. To consider and approve the allocation of partial profits as legal reserve;

5. To consider and approve the dividend payment for the 2007 accounting period;

6. To consider and approve the appointment of new directors in place of directors retiring by rotation and determination of remuneration for the Board of Directors;

7. To consider and approve the appointment of Audit Committee in place of Audit Committee retiring by rotation and determination of remuneration for the Audit Committee;

8. To consider and approve the appointment of an auditor and determination of remuneration of the auditor;

9. To consider other business (if any).

4. Consideration and scheduling of the closing date of the share register book to determine the shareholders' entitlement to attend the Annual General Meeting of Shareholders No. 1/2008 and to receive the dividend shall be April 8, 2008, at 12.00 a.m. until the completion of the meeting.

Please be informed accordingly.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Operating Result
Date/Time	04 Mar 2008 17:56:00

Translation

With reference to the Company's Financial Statements for the period ending 31st December 2007 submitted to the SET by our letter No. CSD 012/2007 dated 29th February 2008. The Company's net income of 2007 was Baht 1,010.73 million. This was an increase from the same period of the previous year of Baht 3,156.28 million
or 147.11%.

The Company wishes to explain the reasons contributing to the profits more than 20% as follows:

1. The Company's gross profit of 2007 was Baht 3,183.30 million which increased from the same period of the previous year by Baht 1,136.59 million or 55.53%. The main reasons for the increase were due to the increase of profit from the increase of construction projects and some loss projects in 2006 did not continue to loss in 2007 such as Kol Dam Hydro-electric power project and Phulay Beach resort project as incurred in 2006. The gross profit in some subsidiaries, associated companies and joint ventures increased such as ITD Cementation India Ltd., Thai Maruken Co., Ltd., Italthai Marine Ltd. and IOT Joint Venture.

2. In 2007, the Company had no provision for loss on construction project of Kol Dam Hydro-electric power project in India Baht 706.28 million as in 2006.

3. According to the Company set full allowance on contingent liabilities for the principal to the creditors of the special purpose vehicle which the Company was obliged to pay to the special purpose vehicle of Baht 938.55 million in 2006, the Company set additional allowance for the accrued interest of such principal Baht 30.89 million in 2007.

4. In 2007, the Company had no loss on sale of receivables Baht 368.32 million as in 2006.

The Company would like to report on the effect of the change in accounting policy for investment in subsidiaries as follows:

Effective from 1st January 2007, the Company changed its accounting policy regarding investment in subsidiaries so that the separate financial statement, which formerly reported investment using the equity method, now reports using the cost method. This is to comply with Thai Accounting Standard No.44 . Thus the Company restated its financial statement by using the historical cost as the cost of the investment in subsidiaries of the separate financial statement. This adjustment caused the net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had a net income of Baht 1,010.73 million for 2007 , according to the consolidated financial statement.

However, the separate financial statement over the same period showed a net income of Baht 1,260.12 million. Therefore, the Company would like to clarify with the additional information as follows:

1. After restating, the net income on the separate financial statement of 2007 and 2006 net income increased by Baht 249.39 million and net loss decreased by Baht 189.10 million respectively (profit increased by Baht 0.05 per share and loss decreased by Baht 0.04 per share respectively). This is because the separate financial statement did not include share of profit and loss from investment in subsidiaries, associated companies and joint ventures.

2. The effect from the restating of the items on the separate financial statement of 2007, such as investment in subsidiaries, associated companies

and joint ventures and the retained earnings on the balance sheets, which caused the beginning of the period of the retained earnings to decrease by Baht 1,045.63 million. The cumulative effect of the accounting policy has been presented in the statement of changes in shareholders equity and in the note to the financial statements No.4.

The change of accounting policy affects only the investment in subsidiaries, associated companies and joint ventures accounts in the separate financial statement. It did not have any effect on the consolidated financial statements or business fundamentals.

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Minutes of the Annual General Meeting of Shareholders No.1/2008 of Italian-Thai Development Public Co.,Ltd. On Friday 25th April, 2008 At Pailin Room, 2nd floor, Amari Atrium Hotel 1880 New Petchburi Road, Bangkapi, Huay Kwang, Bangkok

Pol. Lt. Chartachai Bunya-ananta, Chairman of the Board of Directors, had been admitted to hospital so he could not participate in the Meeting. Dr. Krisorn Jittorntrum, the Independent Director, was the Chairman of the Meeting in his place.

The Directors and the Management who participated the Meeting are follows;

1. Mr. Premchai Karnasuta
2. Mrs. Nijaporn Charanachitta
3. Mr. Pathai Chakornbundit
4. Mr. Tawatchai Suthiprapha
5. Mr. William Lee Zentgraf
6. Mr. Yuthachai Charanachitta
7. Mr. Chatichai Chutima
8. Mr. Peeti Karnasuta

Mr.Somkid Tiertrakul, the certified auditor of Grant Thornton Limited, also participated in the Meeting.

The 471 shareholders and shareholder's proxies, representing 2,575,901,369 shares or equaling to 61.42% of the total paid-up shares of the Company, attended the meeting and thus constituted a quorum pursuant to the Articles of Association of the Company.

The Meeting started at 11.00 am.

The Chairman convened the Meeting and informed the shareholders regarding voting for each agenda item. Shareholders or proxies who wanted to abstain or not approve should cast their vote on the voting card and then the Company's officers would count the the votes. One share was equal to one vote. The Company would use a computer system to count the voting by deducting the abstaining votes or disapproving votes from the total shares represented in the Meeting and the resolution of the vote would present in the projector's screen.

The Meeting was preceded with the following agenda:

Agenda 1: To certify the Minutes of Extraordinary General Meeting of Shareholders No.1/2008

The Chairman proposed the Minutes of the Extraordinary General Meeting of Shareholders No.1/2008 to the Meeting be certified.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,377,191,369 shares, equivalent to 92.29% (with the disapproval of 10,000 shares, equivalent to 0.00% and the abstention of 198,700,000 shares, equivalent to 7.71%) resolved that the Minutes of the Extraordinary General Meeting of Shareholders No.1/2008 be certified.

Agenda 2 : To consider and acknowledge the year 2007 operating results.

Mr. Premchai Karnasuta, the President, gave an overview of the Company's operating results in 2007. The total revenues of the Company and its subsidiaries were Baht 46,512 million. The net profits and the backlog were Baht 1,011 million and Baht 42,896 million respectively. Mr. Premchai summarized the major of construction projects as follows;

1. Completed construction projects in 2007

Name of the project	Value (MB)
1. Baan Ua-Arthorn Housing Project 2	3,183
2. The Sport Complex at Nakornratchasima	2,030
3. The Bank of Thailand's new Head Office Building	1,723
4. 8 BMA Flyover Bridge	1,656
5. The Southern Leyte Road Project	914
6. Kerry Siam Seaport Berth Extension Project	515
7. Kaset Underpass Project	341

2. Ongoing projects

Name of the project	Value (MB)
1. Baan Ua-Arthorn Housing Project 3	12,136
2. Mae Moh Mine Phase 5	11,368
3. Nam Theun 2 Hydroelectric Project	8,182
4. Nankang Underground station in downtown Taipei, Taiwan	7,254
5. Bangkok Government Complex	6,427
6. Kol Dam Project	6,110
7. Siriraj Hospital ("Towards Medical Excellence in Southeast Asia")	5,747
8. BTS Extension – Sukhumvit Line Phase 1	4,225
9. North Bangkok Combined Cycle Power Plant Project	3,915
10.Delhi MRTS Project – Contract No. BC-24	3,686

Furthermore, in 2008 the Company is planning to bid for new projects such as the MRT Green Line, Purple Line, Blue Line, and Orange Line, In 2009 the Company is planning to bid for the MRT Yellow Line, Brown Line,and Pink Line, the Double Track Project of The State Railway of Thailand, the Extension of Suvarnabhumi International Airport, Phase 2 and Motorway Projects.

The Company is also planning to invest in the following projects.

1. The 3,660 Megawatt Power Plant Project in Koh Kong Province, in Cambodia. Italian-Thai Power Company Limited (ITD's Subsidiary), signed an MOU with the Electricity Generating Public Company Limited and the Ratchburi Electricity Generating Holding Public Company Limited to carry out the Feasibility Study for the Development of the Project.

2. The Bankoum Hydroelectric Power Project, which will have an installed power of about 1,872 Megawatts. The Government of Thailand signed an MOU with the Government of the Lao People's Democratic Republic to co-operate in the development of the Project. ITD, with Asiacorp, signed an MOU with the Government of the Lao People's Democratic Republic whereby ITD and Asiacorp are granted a mandate to carry out the Feasibility Study for the development of the Project.. When the results of the Study are completed the Project will be part of ITD's future workload.

Mr. Somkiat Promrat, a shareholder, pointed out that there was a missing word in the 4th page of Annual Report.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority vote of 2,377,191,369 shares, equivalent to 92.29% (with the disapproval of 10,000 shares, equivalent to 0.00% and the abstention of 198,700,000 shares, equivalent to 7.71%) resolved that the operating results in the year 2007 be acknowledged.

Agenda 3 : To consider and approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2007.

The Chairman assigned Mr. Chatichai Chutima, Vice President of Finance, to present the financial results of the Company. The Company's revenues in 2007 were Baht 45,623 million. 74.1% of revenues were from government projects. The revenues from private projects were 25.9%. The Company's revenue from domestic projects were 65.1% and from overseas projects were 34.9%. The government projects were the major part of the revenue due to the Company undertaking Baht 12,136 million of Baan Ua-Arthorn Housing 38,423 units.

The total revenues of the Company in 2007 were Baht 46,512 million, of which the revenue from construction was Baht 45,623 million. The net profits were Baht 1,011 million. As at 31 December 2007, the total assets were Baht 52,985 million, the total liabilities were Baht 36,167 million, and the equity was Baht 16,817 million.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

A Shareholder requested that the Company declare the policy of setting the margin in bidding. Mr. Premchai explained that the Company would set the profit margin at approximately 10%, depending on the situation. However, the Company had to face the increasing construction costs.

Mr. Somsak Sakburanapongsa, the proxy of Mrs. Sompit Sakburanapongsa, asked for an explanation on the revenue recognition for the long term projects.

Mr. Chatichai informed that the Company would recognize the revenue according to the percentage of completed work. The stage of completion is measured by the proportion of actual construction costs incurred up to the end of the year against the total anticipated construction cost to be incurred to completion, which is the generally accepted accounting principle

Mr. Wasan Pongputthamon, a shareholder, had a question on the Baht 22,000 million of tangible assets of the Company and how to manage them.

Mr. Chatichai answered that the Company tried to utilize the assets and not to over invest in tangible assets.

Mr. Premchai also explained that the construction business had been impacted from the change of government in previous two years. The Company tried to look for the overseas projects in order to avoid the domestic high competition. In addition, the Company had to face the rise of construction costs, especially the steel price which increased 33% past 6 months.

Mr. Sa-nguan Sawatthecha, a shareholder, suggested that the annual report should have more pictures of projects.

A shareholder, who didn't introduce himself, wanted to know about the civil case at Chonburi Provincial Court shown in the Annual Report 2007, and why the civil case was under dispute.

Mr. Premchai Karnasuta explained the reason was the rock blasting at the quarry on Koh Srichang. The Company was required to use the rock material for the construction of the Deep Sea Port at Laem Chabang Project according to the regulations of the government at that time.

The ownership of Koh Srichang belongs to Hongladaromp Family. There was evidence showing that the Family had been granted the land by King Rama V. In this lawsuit, the Company was named the Defendant Nos. 6 , 7 and 8. The Company is confident of winning this case because, according to the court of first instance decision, several key facts were missing. When the Court of Appeal reviews these facts, it can be expected that the Company's case will be successful.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,377,191,369 shares, equivalent to 92.29% (with the disapproval of 6,000 shares, equivalent to 0.00% and the abstention of 198,702,000 shares, equivalent to 7.71%) resolved that the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2007 be approved.

Agenda 4 To consider and approve the allocation of partial profits as legal reserve

The Chairman assigned Mr. Chatichai to explain that, according to the Public Company Limited Act of 1992 (B.E. 2535), the Company must allocate not less than 5% of its annual net profit to a reserve fund, until the reserve fund reaches not less than 10% of the registered capital.

With the reference to the Company's Financial Statement for the period ending 31st December 2007, the Company's net profit for the year ended 31st December 2007 was Baht 1,260,120,000.

During the year 2007, the Company allocated the part of the profit as legal reserve for an amount of Baht 37,004,260 to reach 10% of the registered capital (Baht 4,193,678,180). The total amount of legal reserve of the Company in 2007 is Baht 419,368,260.

Since the resolution of EGM 1/ 2008, the approval of an increase of the Company's registered capital in the amount of Baht 728,000,000 to be reserved for the issuance of convertible debentures. Therefore, the Company's registered capital has increased to Baht 4,921,678,180. In 2008, the Company shall allocate part of the profits as legal reserve according to the Public Company Limited Act of 1992.

The Chairman then asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,377,143,669 shares, equivalent to 92.28% (with the disapproval of 55,700 shares, equivalent to 0.00% and the abstention of 198,702,000 shares, equivalent to 7.71%) resolved that the allocation of partial profits as legal reserve be approved.

Agenda 5 To consider and approve the payment of dividend for 2007 accounting period

The Chairman assigned Mrs. Nijaporn Charanachitta to present that the Company had the policy to pay a dividend, with dividend payout ratio not less than 40% of net profit after tax except where there are particular situations and provided the dividend payment did not significantly impact the business of the Company.

Per the Balance Sheets and Profit and Loss Statement of the Company year ended December 31, 2007, the Company has a net profit of Baht 1,260,120,000. The Board of Directors' Meeting passed the resolution of approval of payment of a dividend for 2007 accounting period at the rate of Baht 0.06 per share to the shareholders listed in the share register book which was closed for the right to receive the dividend on April 8, 2008.

Mr. Wasun Putthamon, a shareholder, suggested that the Company had the retained earning of Baht 5,392 million. The Company should increase the dividend from Baht 0.06 per share to Baht 0.1 per share. Mr. Thong-In Kao-ngarm and Mr. Pitak Natepetchalachai, shareholders, supported the suggestion of Mr. Wasun.

After the consideration of the Chairman, the Directors and the Management, the Chairman informed the Meeting that the Company would increase the dividend from 0.06 to 0.07 Baht per share.

Mr. Wasun disagreed with the Directors' proposal. Mr. Wasun stressed that the Company had profit of Baht 1,260 million, the retained earning of Baht 5,352 million, and the dividend payout policy was not less than 40% of net profit after tax. The Company, therefore, had potential to pay dividend for more than 0.08 Baht per share. He asked the Chairman to consider this.

Mr. Chatichai stated that, in the view of the Company, the dividend payment caused a decrease in equity. This would limit the debt financing for construction projects. Mr. Premchai also explained that the backlog increased from Baht 70,000 million to Baht 150,000 million so the Company had to reserve the profit for the investment in the future.

The Chairman explained the history of dividend payments in past 3 years and the change of the resolution of the Board of Director Meeting to pay the dividend for 2007 accounting period at the rate of Baht 0.07 per share.

Mr. Wasun objected and requested for the increase of the dividend payment to 0.08 per share.

Finally, the Chairman asked the Meeting to consider the proposed matter in this agenda.

After due consideration, the Meeting by the majority votes of 2,376,341,169 shares, equivalent to 92.25% (with the disapproval of 845,200 shares, equivalent to 0.03% and the abstention of 198,715,000 shares, equivalent to 7.71%) resolved that the allocation of partial profits as legal reserve be approved.

Agenda 6 To consider and approve the re- appointment of new Directors in place of Directors retiring from office by rotation

The Chairman informed that there were 3 directors, Mr. Tawatchai Suthiprapha, Mr. Yuthachai Charanachitta, and Mr. William Lee Zentgraf, retired from the office by rotation but they could be reappointed for another term.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,376,963,369 shares, equivalent to 92.28% (with the disapproval of 116,000 shares, equivalent to 0.00% and the abstention of 198,822,000 shares, equivalent to 7.72%) resolved that the reappointment of Mr. Tawatchai Suthiprapha be approved.

The Meeting by the majority votes of 2,376,963,369 shares, equivalent to 92.28% (with the disapproval of 121,000 shares, equivalent to 0.00% and the abstention of 198,842,000 shares, equivalent to 7.72%) resolved that the reappointment of Mr. Yuthachai Charanachitta be approved.

The Meeting by the majority votes of 2,376,963,369 shares, equivalent to 92.28% (with the disapproval of 116,000 shares, equivalent to 0.00% and the abstention of 198,822,000 shares, equivalent to 7.72%) resolved that the reappointment of Mr.William Lee Zentgraf be approved.

Agenda 7 To consider and approve the re-appointment of the Audit Committee in place of the Audit Committee retiring from office by rotation

The Chairman assigned Mr. Premchai to inform that since the Audit Committee, Pol.Lt. Chatrachai Boonya-Ananta, Dr. Krisorn Jittorntrum, and Mr.William Lee Zentgraf, retired by rotation at the 2008. The Company has invited all shareholders to consider their experience and background and approve the reappointment of the Audit Committee to return to their office for another term in place of the Audit Committee retiring from office by rotation.

Audit Committee

Name	Position	Term of Position
1.Pol.Lt.Chatrachai Boonya-Ananta	Audit Committee Chairman	3 Years (2008-2011)
Dr. Krisorn Jittorntrum	Audit Committee	3 Years (2008-2011)
Mr.William Lee Zentgraf	Audit Committee	3 Years (2008-2011)

By Mr. Withit Auoysinprasert, Manager of Internal Audit Division, the secretary for the Audit Committee

Authority and Responsibility

1. Oversee the financial reports of the Company with regard to accuracy, sufficiency and reliability.
2. Oversee the internal control system of the Company to ensure it is appropriate, efficient and effective.
3. Consider, select and appoint the Independent Auditor of the Company.
4. Oversee compliance by the Company with all applicable laws and statutory requirements.
5. Oversee the prevention of conflicts of interest.
6. Prepare an Audit Report by the Audit Committee for publication in the Annual Report of the Company.
7. Act on other matters, as directed by the Board of Directors.

The company's definition of Independent Directors is the minimum qualification specified by the SEC and the SET as follows:

1) Holding shares not more than 5 percent of voting shares of the Company, its affiliated companies and associated companies or shall be related person (including related person under Section 258 of the Securities and Exchange Act).

2) Not being a director, management, employee, staff or advisor who receives a regular salary of the Company, its affiliated company and associated company or shall be related person and must be resigned from the said positions for more than a year.

3) Has no direct or indirect benefit or interest in finance and management of the Company, and its affiliated companies and associated companies or shall be related person who lack of independence.

4) Not being close relative of any management or major shareholder of the Company, its affiliated companies and associated companies and not be appointed to oversee the benefit or interest of the director or major shareholder.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

After due consideration, the Meeting by the majority votes of 2,377,061,369 shares, equivalent to 92.28% (with the abstention of 198,840,000 shares, equivalent to 7.72%) resolved that the reappointment of Pol.Lt. Chatrachai Boonya-Ananta, Dr. Krisorn Jittorntrum, and Mr. William Lee Zentgraf be approved.

Agenda 8 To consider and approve the remuneration for the Board of Directors and for the Audit Committee for the year 2008

The Chairman informed the Meeting that for the Determination of the Remuneration of Directors, the Company does not yet have a Remuneration Committee, but the Board of Directors has set up a transparent procedure to determine appropriate levels of remuneration by comparisons with other companies of similar size in the same industries, and partly by the performance of the Company. In any case, the amount of remuneration to be paid to directors must be finally approved by a meeting of the Board of Directors.

The Board of Directors

1. Pol. Lt Chatrachai Bunya-ananta	Chairman of the Board of Directors
2. Mr. Premchai Karnasuta	Director
3. Mrs. Nijaporn Charanachitta	Director
4. Dr. Krisorn Jittorntrum	Independent Director
5. Mr. Pathai Chakornbundit	Director
6. Mr. Yuthachai Charanachitta	Director
7. Mr. Tawatchai Suthiprapha	Director
8. Mr. William Lee Zentgraf	Independent Director
9. Mr. Peeti Karnasuta	Director

The Remuneration of the Board of Directors : three years comparison

No.	Name		Position	Baht/year		
				2008	2007	2006
1.	Pol. Lt Chatrachai	Bunya-ananta	Chairman of the Board of Directors	750,000	700,000	700,000
2.	Mr. Premchai	Karnasuta	Director	580,000	550,000	550,000
3.	Mrs. Nijaporn	Charanachitta	Director	580,000	550,000	550,000
4.	Dr. Krisorn	Jittorntrum	Independent Director	580,000	550,000	550,000
5.	Mr. William Lee	Zentgraf	Independent Director	580,000	550,000	550,000
6.	Mr. Pathai	Chakornbundit	Director	580,000	550,000	550,000
7.	Mr.Boonmee *	Pitsanuwongsri	Director	-	550,000	550,000
8.	Mr. Tawatchai	Suthiprapha	Director	580,000	550,000	550,000
9.	Mr. Yuthachai	Charanachitta	Director	580,000	550,000	550,000
10.	Mr. Peeti**	Karnasuta	Director	580,000	-	-
	Total			5,390,000	5,100,000	5,100,000

Remarks

* Mr.Boonmee Pisanuwongse resigned as a director of the Company since December 31,2007
** Mr. Peeti Karnasuta was appointed to be a director for the vacancy by the Board of Directors' Meeting No. 4/3/2008, on March 24, 2008

The Audit Committee

1. Pol. Lt Chatrachai Bunya-ananta	Chairman of the Audit Committee
2. Dr. Krisorn Jittorntrum	Audit Committee Member
3. Mr. William Lee Zentgraf	Audit Committee Member

The Remuneration of the Audit Committee : three years comparison

No.	Name		Position	Baht/year		
				2008	2007	2006
1.	Pol. Lt Chatrachai - Salary - Bonus	Bunya-ananta	Chairman of the Audit Committee	385,000 *	360,000 150,000	360,000 150,000
2.	Dr. Krisorn - Salary - Bonus	Jittorntrum	Audit Committee Member	315,000 *	300,000 100,000	300,000 100,000
3.	Mr. William Lee - Salary - Bonus	Zentgraf	Audit Committee Member	315,000 *	300,000 100,000	300,000 100,000
	Total			**Not More than 1,400,000**	**1,310,000**	**1,310,000**

Remark * Bonus depends on the Company's performance.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

The Meeting by the majority votes of 2,376,978,369 shares, equivalent to 92.28% (with the disapproval of 20,000 shares, equivalent to 0.00% and the abstention of 198,903,000 shares, equivalent to 7.72%) resolved that the remuneration for the Board of Directors, not more than 5,390,000 Baht/year and for the Audit Committee, not more than 1,400,000 Baht/year, for the year 2008 be approved.

Agenda 9 To consider and approve the appointment of auditors and the determination of the auditors' remuneration for the year 2008

The Chairman assigned Mrs. Nijaporn Charanachitta to inform the Meeting that the Board of Directors had considered, as proposed by the Audit Committee, to select independent auditors for the year 2008 and proposes to the Shareholders' Meeting as follows; Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785 and / or Ms. Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited. The Board of Directors also proposed to the Meeting to consider the remuneration of the independent auditors for the year 2008 with total value of Baht 3,885,000.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

The Meeting by the majority votes of 2,222,814,590 shares, equivalent to 86.29 % (with the disapproval of 188,000 shares, equivalent to 0.01% and the abstention of 352,898,779 shares, equivalent to 13.70%) resolved that the appointment of Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785 and / or Ms. Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited to be the independent auditor for the year 2008 and the determination of the auditors' remuneration, with total value of Baht 3,885,000, be approved.

Agenda 10 To consider and approve the allocation of 728,000,000 newly issued ordinary shares at the par value of 1 Baht per share according to the resolution of the Extraordinary General Shareholders' Meeting No. 1/2008 dated January 14, 2008

The Chairman assigned Mr. Chatichai to inform the Meeting to consider the allocation of 728,000,000 shares with the par value of 1 Baht per share to be reserved for the conversion of the convertible debentures as approved by the Securities and Exchange Commission.

In the event where the Company is unable to issue and sell the convertible debentures due to the unfavorable market condition or where the convertible debentures are not subscribed in their entirety as previously approved by the Extraordinary General Shareholders' Meeting No. 1/2008 held on January 14, 2008, there will be an excess amount of increased shares that do not need to be reserved for conversion of the convertible debentures which the Company may have sold in single transaction or in series. Thus it is appropriate to allocate such excess amount of increased shares that do not need to be reserved for conversion to offer for sale in single transaction or in series by way of private placement, according to the Securities and Exchange Commission's Notification No. Kor Chor. 12/2543, regarding the Application for and Approval of Offer for Sale of Newly Issued Shares. In this regard, the Board of Directors shall be authorized to consider the allocation and the sale of such remaining increased shares; to determine the price, period and conditions of the sale; to determine the market price according to relevant notification of the Securities and Exchange Commission and other details relevant to such allocation of shares; and to inform the Securities and Exchange Commission the cancellation of the issuance of the convertible debentures.

The Chairman asked the Meeting to consider the proposed matter in this agenda item.

The Meeting by the majority votes of 2,115,566,349 shares, equivalent to 82.13% (with the disapproval of 1,368,300 shares, equivalent to 0.05% and the abstention of 458,966,720 shares, equivalent to 17.82%) resolved that the allocation of 728,000,000 newly issued ordinary shares at the par value of 1 Baht per share according to the resolution of the Extraordinary General Shareholders' Meeting No. 1/2008 dated January 14, 2008 be approved.

Mr. Premchai thanked to the shareholders for their support and suggestions. He said that the Company would attempt to create growth and progress.

There was no other business, so the Chairman adjourned the meeting at 12.45 p.m.

Signed......................................

(Dr. Krisorn Jittorntrum)

The Chairman of the Meeting

Grant Thornton

82-4299

Interim Financial Statements and Auditor's Review Report

Italian-Thai Development Public Company Limited and Subsidiaries

For the Period Ended 31 March 2008



Grant Thornton

REVIEW REPORT OF THE INDEPENDENT AUDITOR

Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 31 March 2008 of Italian-Thai Development Public Company Limited and subsidiaries, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2008 and 2007. I have also reviewed of the separate balance sheet as at 31 March 2008 of Italian-Thai Development Public Company Limited, and the related separate statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2008 and 2007. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews. I did not review the financial statements of two overseas project offices, two overseas branches, one overseas subsidiary and three overseas joint ventures with total assets as at 31 March 2008 comprising 25.7% of consolidated assets and total revenues for the three – month period ended 31 March 2008 comprising 33.2% of consolidated revenues. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas project offices, branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third and fourth paragraphs, I conducted my reviews in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express such an audit opinion on the reviewed financial statements.

Somchit

The consolidated financial statements for the three-month period ended 31 March 2008 include the financial statements of four overseas joint ventures with total assets comprising 2.7% of consolidated assets and total revenues for the period then ended comprising 3.3% of consolidated revenues and investments in associated companies by equity method comprising 0.4% of consolidated assets. Those financial statements were based on financial information complied by the management of such joint ventures and associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company's management. Nevertheless, we were informed by the Company management that the financial statements of those joint ventures and associated companies as at 31 December 2007 have already been audited without significant adjustments.

Based on the report of other auditor of an overseas subsidiary company and a joint venture, trade accounts receivable as at 31 March 2008 include variation claims of Baht 329.0 million recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 205.3 million. However, the total amount has still been challenged by the customer. Trade accounts receivable of such subsidiary company and joint venture as at 31 March 2008 also include Baht 561.6 million billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company and joint venture's business, management is unable to determine the age of such bills. Currently, the subsidiary company and joint venture is rectifying the situation to make the collection.

Based on my review and the reports of other auditors, except for the effects on the consolidated financial statements for the three-month period ended 31 March 2008 of the review scope limitation described in the third paragraph and except for the impact (which may occur and cannot yet be assessed) of the matter as discussed in the fourth paragraph which depends on the judicial process in the future and which other auditor unable to assess due to a scope limitation imposed by circumstance, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Grant Thornton

Without modifying my above review report, I draw attention to the followings:

1) As discussed in Note 22 to the financial statements, at the beginning of 2007 the Company and a joint venture received a letter from The National Assets Examination Committee (NAEC) informing the appointment of the inspection subcommittee and inspection responsibilities to investigate the facts on the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company and its joint venture referred to above do not have to be responsible for any damage.

2) As discussed in Note 8 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the concession for the project is being processed from the government. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned. The management of the Company believes that there will not be any impairment in the value of investment.

3) As discussed in Note 1.4 to the financial statements, the retained earnings as at 1 January 2008 in the consolidated financial statements have been restated for the effect of the change in accounting policy for negative goodwill.

Somchit

Grant Thornton

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2007 in accordance with generally accepted auditing standards and issued my report dated 29 February 2008, expressed a qualified opinion thereon with an exception on the effect of the collectibility of trade accounts receivable of an overseas subsidiary and a joint venture totaling Baht 729 million which are under the judicial process and the follow – up for certification to support the billing for long outstanding work done, with emphases on 1) the change in accounting policy to account for investments in subsidiary and associated companies and joint ventures, from the equity method to the cost method, 2) the notification from The National Assets Examination Committee to investigate the Company and a joint venture involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport and 3) the Company's investment in a potash mine project which the concession is still being processed from the government that management believes not to be subject to impairment. The consolidated balance sheet as at 31 December 2007 and separate balance sheet at the same date, presented for comparative purposes, are an integral part of such audited financial statements. I have not performed any auditing procedures subsequent to such report date.

Somckid Tiatragul

MR. SOMCKID TIATRAGUL
Certified Public Accountant
Registration No. 2785

Bangkok, Thailand
14 May 2008

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2008 AND 31 DECEMBER 2007

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 31 March 2008 (Unaudited but reviewed)	CONSOLIDATED 31 December 2007 (Audited)	SEPARATE F/S 31 March 2008 (Unaudited but reviewed)	SEPARATE F/S 31 December 2007 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits with banks	2	2,280,830	2,969,513	739,740	1,188,599
Restricted deposits with banks	3	581,808	633,527	572,333	554,824
Temporary investments		467	467	-	-
Trade accounts receivable - unrelated parties - net	4	5,993,584	5,882,996	2,655,378	2,920,115
Trade accounts receivable - related parties - net	5	1,769,935	1,289,470	2,583,474	1,881,962
Short-term loans and advances to related parties - net	6	91,309	6,594	1,588,208	1,556,240
Earned revenues not yet billed		12,658,241	11,869,519	6,159,570	5,687,040
Retentions receivable due in one year		1,518,619	1,525,881	1,088,333	1,105,230
Inventories - net		3,153,778	3,218,245	1,276,367	1,354,013
Other current assets					
Income tax withheld at sources		1,703,836	1,496,000	1,080,359	972,984
Refundable value added tax		194,715	206,233	-	3,884
Advances for purchases of machine, materials, and land awaiting development		984,875	887,402	314,105	322,793
Current portion of receivable from sale of land		178	6,222	-	-
Others		193,292	299,957	73,441	144,950
Total Current Assets		31,125,467	30,292,026	18,131,308	17,692,634
NON - CURRENT ASSETS					
Promissory notes receivable		813,782	682,231	813,782	682,231
Retentions receivable due after one year		54,667	57,891	-	-
Advances to subcontractors		149,532	182,213	41,632	48,198
Investments in subsidiary, associated companies, and joint ventures - net	7.1	256,434	249,824	7,842,365	7,804,765
Other long - term investments - net	7.2	1,393,834	1,410,604	1,362,121	1,379,369
Investment in potash mining project	8	3,236,149	3,236,149	-	-
Investment cost lower than net book value of subsidiaries	1.4	-	(10,036)	-	-
Long - term loans and advances to related parties - net	9	199,029	185,136	1,118,262	1,168,972
Loan to unrelated parties - net	10	120,003	157,659	120,003	155,714
Land held for sale and development - net		774,537	673,159	-	-
Property, plant and equipment - net		14,616,791	15,006,526	9,836,411	10,150,728
Deferred charges		15,642	18,147	-	-
Goodwill		500,086	500,086	-	-
Other non - current assets		355,466	285,116	67,485	76,788
Total Non - Current Assets		22,485,952	22,634,705	21,202,061	21,466,765
TOTAL ASSETS		53,611,419	52,926,731	39,333,369	39,159,399

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2008 AND 31 DECEMBER 2007

(Unit : Thousand Baht)

		CONSOLIDATED		SEPARATE F/S	
	Notes	31 March 2008 (Unaudited but reviewed)	31 December 2007 (Audited)	31 March 2008 (Unaudited but reviewed)	31 December 2007 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	11	6,602,393	5,317,928	4,203,449	3,493,462
Current portion of liabilities under trust receipts		506,444	261,560	227,885	109,980
Trade accounts payable - unrelated parties		6,894,884	6,684,477	4,022,932	3,744,453
Receipts in excess of contract work in progress		820,565	869,603	820,565	869,603
Trade accounts payable - related parties	12	1,429,498	1,439,394	1,386,257	1,356,395
Short-term loans and advances from related parties	13	449,469	449,829	410	-
Current portion of advances from customers					
under construction contracts		3,453,875	3,639,215	1,892,839	2,079,742
Current portion of hire purchases payable		376,389	385,188	357,083	363,526
Current portion of long-term loans	14	1,685,854	1,689,872	1,217,932	1,149,269
Current portion of debentures		1,056,440	1,055,627	1,056,440	1,055,627
Other current liabilities					
Income tax payable		89,999	112,600	-	4,379
Value added tax payable		-	-	885	-
Accrued expenses		756,353	1,505,211	324,158	359,929
Reserve for project expenses		27,958	25,508	27,958	25,508
Allowance on contingent liabilities		352,618	337,304	352,618	337,304
Advance received for land purchase		207,915	206,887	-	-
Accounts payable to related party - for purchase of investment		62,484	62,484	56,809	56,809
Retentions payable		520,849	521,436	369,268	369,668
Loan from directors		171,374	181,907	-	-
Others		1,048,036	692,900	150,980	208,657
Total Current Liabilities		26,513,397	25,438,930	16,468,468	15,584,311
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net of current portion		16,904	23,732	16,904	23,732
Advances from customers under construction contracts -					
net of current portion		1,577,083	1,538,846	371,689	482,327
Hire - purchases payable - net of current portion		448,238	497,736	426,467	470,261
Long-term loans - net of current portion	14	5,943,204	5,873,500	4,637,521	4,954,768
Debentures - net		704,889	704,565	704,889	704,565
Reserve for project expenses - net of current portion		2,450	4,900	2,450	4,900
Deferred gain on transferring assets to special purpose vehicle		229,574	229,574	229,574	229,574
Allowance for contingent liabilities - net of current portion		1,009,903	1,025,217	1,009,903	1,025,217
Allowance for loss on construction project		462,575	567,160	462,575	567,160
Other non - current liabilities		260,971	205,236	133,378	162,693
Total Non - Current Liabilities		10,655,791	10,670,466	7,995,350	8,625,197
TOTAL LIABILITIES		37,169,188	36,109,396	24,463,818	24,209,508

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2008 AND 31 DECEMBER 2007

(Unit : Thousand Baht)

		CONSOLIDATED		SEPARATE F/S	
	Notes	31 March 2008 (Unaudited but reviewed)	31 December 2007 (Audited)	31 March 2008 (Unaudited but reviewed)	31 December 2007 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - ordinary share at Baht 1 par value					
Registered - 4,921,678,180 shares		4,921,678	4,193,678	4,921,678	4,193,678
Issued and fully paid - up - 4,193,678,180 shares		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments		73,959	75,363	201,157	224,077
Translation adjustments for foreign currency financial statements		(287,480)	52,841	(97,425)	32,657
Surplus on dilution of investment in subsidiary company		149,586	149,586	-	-
Retained earnings					
Appropriated - statutory reserve		427,373	427,373	419,368	419,368
Unappropriated		5,429,834	5,352,990	4,637,410	4,564,748
Equity attributable to the Company's shareholders		15,502,313	15,767,194	14,869,551	14,949,891
Minority interests - Equity attributable to minority shareholders of subsidiaries		939,918	1,050,141	-	-
Total Shareholders' Equity		16,442,231	16,817,335	14,869,551	14,949,891
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		53,611,419	52,926,731	39,333,369	39,159,399

_______________ Director

_______________ Director

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2008 AND 2007

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 2008	CONSOLIDATED 2007	SEPARATE F/S 2008	SEPARATE F/S 2007
REVENUES FROM CONSTRUCTION WORK					
Revenues from construction work	15	11,424,440	10,485,769	6,435,819	6,944,714
COST OF CONSTRUCTION WORK					
Costs of construction work	15	10,641,716	9,709,762	5,961,852	6,492,861
Allowance for loss on construction project		-	11,604	-	-
Total cost of construction work		10,641,716	9,721,366	5,961,852	6,492,861
Gross income		782,724	764,403	473,967	451,853
Administrative expenses	15	(480,687)	(300,522)	(242,073)	(175,499)
Loss on exchange rate		(67,944)	(56,487)	(49,545)	(53,538)
Reversal of allowance (allowance) for doubtful accounts		10,155	(39,114)	(3,865)	(32,330)
Income from construction work		244,248	368,280	178,484	190,486
Share of profit (loss) from investments accounted for by equity method		6,610	(2,211)	-	-
Shares of profit from the joint ventures		-	-	-	41,241
Interest income		22,898	9,451	24,356	14,274
Other income		99,378	203,827	93,147	155,819
Income from operations		373,134	579,347	295,987	401,820
Interest expense		(320,342)	(300,738)	(223,325)	(189,984)
Income tax	16	(22,850)	(30,830)	-	(1,734)
NET INCOME		29,942	247,779	72,662	210,102
Net income attributable to:					
Equity holders of the Company		66,808	238,311	72,662	210,102
Minority interests		(36,866)	9,468	-	-
		29,942	247,779	72,662	210,102
BASIC EARNINGS PER SHARE					
Net income (Baht per share)		0.02	0.06	0.02	0.05
Weighted average number of ordinary shares					
(Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2008 AND 2007

(Unit: Thousand Baht)

		Equity attributable to the Company's shareholders								
	Note	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Foreign currency financial statements translation adjustment	Surplus on dilution of investment in subsidiary company	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Minority interests	Total
CONSOLIDATED										
Balance - as at 1 January 2007		4,193,678	5,515,363	154,944	(31,742)	-	390,369	4,379,260	380,186	14,982,058
Unrealised loss on changes in value of investments		-	-	(22,947)	-	-	-	-	-	(22,947)
Translation adjustment for foreign currency financial statements		-	-	-	(10,662)	-	-	-	(6,356)	(17,018)
Net income for the period		-	-	-	-	-	-	238,311	-	238,311
Minority interests for the period		-	-	-	-	-	-	-	9,468	9,468
Balance - as at 31 March 2007		4,193,678	5,515,363	131,997	(42,404)	-	390,369	4,617,571	383,298	15,189,872
Balance - as at 1 January 2008		4,193,678	5,515,363	75,363	52,841	149,586	427,373	5,352,990	1,050,141	16,817,335
Negative goodwill written - off	1.4							10,036		10,036
Unrealised loss on changes in value of investments		-	-	(1,404)	-	-	-	-	-	(1,404)
Translation adjustment for foreign currency financial statements		-	-	-	(340,321)	-	-	-	(73,357)	(413,678)
Net income for the period		-	-	-	-	-	-	66,808	-	66,808
Minority interests for the period		-	-	-	-	-	-	-	(36,866)	(36,866)
Balance - as at 31 March 2008		4,193,678	5,515,363	73,959	(287,480)	149,586	427,373	5,429,834	939,918	16,442,231

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2008 AND 2007

(Unit: Thousand Baht)

	Note	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Foreign currency financial statements translation adjustment	Retained earnings		Total
						Statutory reserve	Unappropriated	
SEPARATE F/S								
Balance - as at 1 January 2007 - as previously reported		4,193,678	5,515,363	154,944	(31,742)	382,364	4,387,265	14,601,872
Cumulative effect of the change in accounting policy		-	-	-	78,721	-	(931,595)	(852,874)
Balance - as at 1 January 2007 - restated		4,193,678	5,515,363	154,944	46,979	382,364	3,455,670	13,748,998
Unrealised loss on changes in value of investments		-	-	(29,438)	-	-	-	(29,438)
Translation adjustment for foreign currency financial statements		-	-	-	(18,833)	-	-	(18,833)
Net income for the period		-	-	-	-	-	210,102	210,102
Balance - as at 31 March 2007		4,193,678	5,515,363	125,506	28,146	382,364	3,665,772	13,910,829
Balance - as at 1 January 2008		4,193,678	5,515,363	224,077	32,657	419,368	4,564,748	14,949,891
Unrealised loss on changes in value of investments		-	-	(22,920)	-	-	-	(22,920)
Translation adjustment for foreign currency financial statements		-	-	-	(130,082)	-	-	(130,082)
Net income for the period		-	-	-	-	-	72,662	72,662
Balance - as at 31 March 2008		4,193,678	5,515,363	201,157	(97,425)	419,368	4,637,410	14,869,551

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF CASH FLOWS

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2008 AND 2007

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income before taxation	52,792	278,609	72,662	211,836
Adjustments to reconcile net income to net cash provided				
from (used in) operating activities:-				
Unrealised loss (gain) on exchange rate	33,022	(1,486)	21,264	(2,177)
Share of losses (profit) from investment in associated companies	(6,610)	2,212	-	-
Allowance (reversal of allowance) for doubtful accounts	(10,155)	39,114	3,865	32,330
Share of profit from the joint ventures	-	-	-	(41,241)
Depreciation and amortisation	506,563	454,065	329,832	290,369
Goodwill amortisation	-	5,075	-	-
Amortisation of discount on debentures	1,137	1,187	1,137	1,187
Interest expense	320,342	300,738	223,325	189,984
Allowance for loss on construction project	-	11,604	-	-
Net income from operating activities before changes in				
operating assets and liabilities	897,091	1,091,118	652,085	682,288
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	(247,379)	152,738	132,366	(39,498)
Trade accounts receivable - related parties	(459,132)	(327,046)	(704,852)	(42,307)
Loans and advances to related parties	(259,218)	21,269	17,593	(218,277)
Unbilled accrued income	(727,954)	(256,685)	(472,530)	43,079
Retentions receivable	11,224	35,826	17,229	(10,826)
Inventories and work in progress	64,467	(340,416)	77,646	(331,458)
Refundable value added tax	11,518	4,774	3,884	-
Loans to unrelated parties	35,497	35,386	33,552	35,386
Advances for subcontractors	32,681	6,632	6,566	(26,089)
Advances for purchases of machine, materials and				
land awaiting development	(97,473)	(124,220)	8,688	(34,799)
Receivables from sale of land	6,044	19,275	-	-
Other current assets	106,665	(145,871)	71,509	(1,870)
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	210,539	(35,190)	278,479	(290,593)
Trade accounts payable - related parties	(88,384)	(205,099)	29,862	6,019
Billing in excess of contract work in progress	(49,038)	169,779	(49,038)	185,731
Advances received from customers under construction contracts	(147,510)	(653,149)	(297,423)	(602,045)
Value added tax payable	-	-	885	-
Accrued expenses	(748,858)	(219,297)	(35,771)	(125,899)
Advance received for land	1,028	(19,180)	-	-
Retentions payable	(871)	52,337	(400)	49,603
Other current liabilities	393,790	89,239	(50,594)	(127,019)
Other liabilities	(77,819)	(3,300)	(133,900)	(3,300)
Cash paid from operations	(1,133,092)	(651,080)	(414,164)	(851,874)
Income tax payment	(253,287)	(217,732)	(111,754)	(105,079)
Net cash used in operating activities	(1,386,379)	(868,812)	(525,918)	(956,953)

STATEMENTS OF CASH FLOWS (Continued)

FOR THE THREE - MONTH PERIODS ENDED 31 MARCH 2008 AND 2007

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2008	2007	2008	2007
Cash flows from investing activities				
Decrease (increase) in cash at banks with maturity of more than three months and restricted deposits	183,907	(40,952)	32,652	(21,981)
Cash paid for temporary investment	-	(98)	-	-
Decrease (increase) in land held for sales	87,052	(14,738)	-	-
Increase in property, plant and equipment - net	(114,096)	(413,263)	(8,945)	(162,952)
Decrease in deferred charges	2,505	36,042	-	-
Increase in investments in subsidiary and associated companies	-	-	(37,600)	-
Cash received from shares of profit from the joint ventures	-	-	-	41,241
Decrease (increase) in other long-term investments	15,366	3,369	(5,672)	(6,630)
Decrease (increase) in other assets	(73,082)	86,190	2,733	7,877
Net cash provided from (used in) investing activities	101,652	(343,450)	(16,832)	(142,445)
Cash flows from financing activities				
Interest payment	(358,995)	(377,854)	(230,408)	(182,269)
Increase in bank overdrafts and loans from financial institutions	1,284,465	358,615	709,987	238,434
Increase (decrease) in loans and advances from related parties	(360)	(34,506)	410	-
Increase in loans and advances from unrelated party	-	95,000	-	95,000
Increase (decrease) in long-term loans	65,686	(180,727)	(248,584)	(104,883)
Decrease in hire - purchases payable	(76,408)	(34,718)	(68,348)	(49,944)
Increase (decrease) in liabilities under trust receipts	238,056	20,110	111,077	(81,848)
Decrease in loans from directors	(10,533)	-	-	-
Net cash provided from (used in) financing activities	1,141,911	(154,080)	274,134	(85,510)
Translation adjustment on foreign currency financial statements	(413,679)	(16,862)	(130,082)	(18,833)
Net decrease in cash and cash equivalents	(556,495)	(1,383,204)	(398,698)	(1,203,741)
Cash and cash equivalents at beginning of period	2,564,162	3,312,272	1,104,360	1,878,076
Cash and cash equivalents at end of period (Note 2)	2,007,667	1,929,068	705,662	674,335
Supplemental cash flows information				
Non cash transactions:-				
Unrealised gain on changes in value of investments	(1,404)	22,947	(22,920)	29,438

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

31 MARCH 2008 AND 2007 (Unaudited but reviewed)

(With comparative information for 31 December 2007 (audited))

1. GENERAL INFORMATION

1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices totaling 5 places. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 (amendment 2007) "Interim financial reporting" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2007.

1.3 Basis of consolidation

The interim consolidated financial statements are prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2007, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matters:

- The Company paid for the increase in share capital of Sin Rae Muang Thai Co., Ltd of Baht 10.6 million.

- The Company paid for the increase in share capital of Italian-Thai Power Co., Ltd of Baht 27 million.

The financial statements for the year ended 31 December 2007 of three overseas joint ventures which are included in the consolidated financial statements were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 31 December 2007 is Baht 104 million and their aggregate revenues for the year then ended is Baht 0 million.

The consolidated financial statements for the three-month period ended 31 March 2008 include the financial statements of four overseas joint ventures with their total assets comprising 2.7% of consolidated assets and their total revenues for the period then ended comprising 3.3% of consolidated revenues, and investments in associated companies accounted for by equity method with assets comprising 0.4% of consolidated assets. Those financial statements were based on financial information complied by the management of such joint ventures and associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company's management. Nevertheless, those financial statements as at 31 December 2007 have already been audited with insignificant differences from the management prepared financial information.

The consolidated financial statements as at 31 March 2008 and 31 December 2007 and for the three-month periods ended 31 March 2008 and 2007 included the proportion of the assets, liabilities, revenues and expenses of the joint ventures, as follows :-

(Unit: Thousand Baht)

	CONSOLIDATED	
	31 March 2008	31 December 2007
Current assets	8,121,564	7,535,986
Non - current assets	708,310	697,850
Current liabilities	5,374,596	4,848,169
Non - current liabilities	141,606	60,137

(Unit: Thousand Baht)

	For the three - month periods ended 31 March	
	2008	2007
Revenues	2,235,328	1,383,280
Expenses	2,188,437	1,318,037

1.4 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2007, except for the application of accounting standards which had been amended during 2007 and announced by the Federation of Accounting Professions to be effective for the accounting periods beginning on or after 1 January 2008.

TAS 43 (amendment 2007) "Business Combinations" requires derecognition of negative goodwill at the beginning of the period, with a corresponding adjustment to the opening balance of retained earnings. The Company has, accordingly, changed its accounting policy for its negative goodwill by derecognizing the opening balance for negative goodwill of Baht 10.04 million against the retained earnings as at 1 January 2008.

However, the management has assessed the effects of the revised accounting standards and believes that they do not have any significant impact on the consolidated or separate financial statements except for the application of TAS 51 "Intangible assets" which does not require amortization of intangible assets if they can not identify definite period of benefit, but has to test for impairment, at least annually.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Cash and deposits with banks	2,280,830	2,969,513	739,740	1,188,599
Less : Deposits with maturity of more than 3 months	(273,163)	(405,351)	(34,078)	(84,239)
Cash and cash equivalents	2,007,667	2,564,162	705,662	1,104,360

3. RESTRICTED DEPOSITS WITH BANKS

As at 31 March 2008, approximately Baht 36 million (31 December 2007: Baht 89 million) of saving and fixed deposits of the Company and its subsidiaries have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 451 million (31 December 2007: Baht 486 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 95 million (31 December 2007: Baht 58 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches.

4. TRADE ACCOUNTS RECEIVABLE - UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 March 2008 and 31 December 2007 are as follows :-

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
Outstanding Ages	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Less than 3 months	4,491,140	3,956,929	2,405,581	2,605,364
3 - 6 months	254,544	328,676	76,656	169,272
6 – 12 months	271,566	527,279	62,765	66,467
More than 12 months	1,564,244	1,673,062	643,761	613,532
Total	6,581,494	6,485,946	3,188,763	3,454,635
Less: Allowance for doubtful accounts	(587,910)	(602,950)	(533,385)	(534,520)
Net	5,993,584	5,882,996	2,655,378	2,920,115

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months. Included in the aged receivable over 12 months are trade receivables of foreign subsidiary that the debtors have disputed the payments and have not certified part of the completed work. Management however, believe that such receivable can be collected in full and therefore, has not set up any allowance for possible losses.

5. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances as at 31 March 2008 and 31 December 2007 are as follows:-

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	465,109	80,979
IOT Joint Venture	-	-	291,279	292,106
Asian Steel Products Co., Ltd	-	-	413	188
Thai Pride Cement Co., Ltd.	-	-	14,993	7,174
ITD - NCC Joint Venture (NT-2)	-	-	860,446	728,569
ITD - VIS Joint Venture	-	-	29,944	29,927
ITD - NCC Joint Venture	-	-	181	228
PT. Thailindo Bara Pratama	-	-	309,285	270,442
Italian - Thai International Co., Ltd.	-	-	32,589	32,589
IN Joint Venture	-	-	47,946	41,353
ITD-NSC Joint Venture	-	-	-	1,177
Italthai Marine Co., Ltd.	-	-	8,963	5,305
Bhaka Bhumi Development Co., Ltd.	-	-	28,453	25,837
IDS Joint Venture	-	-	15,372	14,912
Siam Concrete and Brick Products Co., Ltd.	-	-	5,688	4,714
ITD-Nawarat (L.L.C)	-	-	31,654	27,926
Aquathai Co., Ltd.	-	-	9,324	10,605
Nha Pralan Crushing Plant Co., Ltd.	-	-	10,863	10,007
Italthai Trevi Co., Ltd.	-	-	7,919	9,509
Italian-Thai Land Co., Ltd.	-	-	8,205	8,205
Italian-Thai Power Co., Ltd.	-	-	3,499	3,309
Others	-	-	10,594	5,668
Total	-	-	2,192,719	1,610,729
Less : Allowance for doubtful accounts	-	-	(55,111)	(54,651)
Net	-	-	2,137,608	1,556,078

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Associated companies				
MCRP Construction Corporation, Philippines	689,301	689,301	635,836	635,836
Sino Lao Aluminum Corporation Limited	42,506	12,487	42,506	12,487
Bangkok Steel Wire Co., Ltd.	16,700	417	16,700	417
Others	3,804	4,300	3,804	4,300
Total	752,311	706,505	698,846	653,040
Less : Allowance for doubtful accounts	(687,707)	(687,707)	(635,836)	(635,836)
Net	64,604	18,798	63,010	17,204
Related companies				
(Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	450,540	397,204	-	-
Italthai Engineering Co., Ltd.	87,942	86,963	87,906	86,927
Siam Steel Syndicate Co., Ltd.	8,859	11,552	8,859	10,371
Pladaeng Co., Ltd.	51,677	51,677	51,677	51,677
Italthai Industrial Co., Ltd.	16,994	45,673	16,994	45,673
Ao Siam Marine Co., Ltd.	111,208	101,084	111,208	101,084
Amari Co., Ltd.	35,797	23,202	35,797	23,202
Nawarat Patanakarn Plc.	21,445	228	228	228
Nishimatsu Construction	5,499	5,272	-	-
Ao Po Grand Marina Co., Ltd.	13,058	10,243	13,058	10,243
Sakdi Sin Prasit Co., Ltd.	2,498	-	2,498	-
Asia Pacific Potash Corporation Limited	21,976	21,658	21,976	21,658
Toyo-Thai Corporation Ltd.	87,230	30,781	87,230	30,781
Ao Po Pattana Co., Ltd	25,816	18,566	25,816	18,566
Thai Rent All Co., Ltd.	6,047	8,639	5,687	8,279
Thai Nippon Steel Co., Ltd.	17,168	-	17,168	-
Others	10,644	10,870	10,557	10,813
Total	974,398	823,612	496,659	419,502
Less : Allowance for doubtful accounts	(113,803)	(110,822)	(113,803)	(110,822)
Net	860,595	712,790	382,856	308,680

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	279,066	48,588	-	-
IOT Joint Venture	174,767	175,264	-	-
ITD - NCC Joint Venture	89	112	-	-
ITD - NCC Joint Venture (NT-2)	344,178	291,428	-	-
IN Joint Venture	23,493	20,263	-	-
ITD - VIS Joint Venture	10,481	10,475	-	-
ITD-Nawarat (L.L.C)	12,662	11,170	-	-
Others	-	582	-	-
Total	844,736	557,882	-	-
Trade accounts receivable – related parties – Net	1,769,935	1,289,470	2,583,474	1,881,962

The aging of outstanding balances of trade accounts receivable - related parties as at 31 March 2008 and 31 December 2007 are as follows:

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
Outstanding Ages	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Less than 3 months	1,372,621	958,758	1,427,422	1,121,022
3 - 6 months	72,729	82,706	402,548	151,387
6 – 12 months	130,755	110,185	266,513	252,776
More than 12 months	995,340	936,350	1,291,741	1,158,086
Total	2,571,445	2,087,999	3,388,224	2,683,271
Less : Allowance for doubtful accounts	(801,510)	(798,529)	(804,750)	(801,309)
Net	1,769,935	1,289,470	2,583,474	1,881,962

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances that have been overdued for more than 12 months by evaluating risk factor for each receivable.

6. SHORT - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 March 2008 and 31 December 2007 are as follows:

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	1,025,046	912,296
Bhaka Bhumi Development Co., Ltd.	-	-	203,146	208,246
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	34,569
PT. Thailindo Bara Pratama	-	-	51,067	46,487
ITD Cementation India Limited	-	-	18,775	111,685
ITD - NSC Joint Venture	-	-	41,500	41,500
ITD - NCC Joint Venture	-	-	23,312	26,151
Shimizu - ITD Joint Venture (2)	-	-	34,755	34,755
ITD Cemindia Joint Venture	-	-	126,377	126,377
ITD-Nawarat (L.L.C)	-	-	207,087	186,254
ITD – ITDCEM JV	-	-	5,408	5,408
Others	-	-	73	73
Total	-	-	1,771,115	1,733,801
Less : Allowance for doubtful accounts	-	-	(184,155)	(184,155)
Net	-	-	1,586,960	1,549,646
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Sino Lao Aluminum Corporation Limited	1,248	6,594	1,248	6,594
Total	5,848	11,194	5,848	11,194
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	1,248	6,594	1,248	6,594
Related company				
(Related by way of common directors)				
Nishimatsu Construction	7,226	-	-	-
Total	7,226	-	-	-

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Outstanding balances and portion of other participants of joint ventures				
ITD-Nawarat (L.L.C)	82,835	-	-	-
Total	82,835	-	-	-
Short - term loans and advances to Related parties - net	91,309	6,594	1,588,208	1,556,240

Significant movements in the short-term loans and advances to related parties for the three – month period ended 31 March 2008 are as follows:

(Unit: Thousand Baht)

	31 December 2007	During the period Increase	Decrease	31 March 2008
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	912,296	112,750	-	1,025,046
Bhaka Bhumi Development Co., Ltd.	208,246	-	5,100	203,146
Siam Concrete and Brick Products Co., Ltd.	34,569	-	-	34,569
PT. Thailindo Bara Pratama	46,487	4,580	-	51,067
ITD Cementation India Limited	111,685	-	92,910	18,775
ITD - NSC Joint Venture	41,500	-	-	41,500
ITD - NCC Joint Venture	26,151	-	2,839	23,312
Shimizu - ITD Joint Venture (2)	34,755	-	-	34,755
ITD Cemindia Joint Venture	126,377	-	-	126,377
ITD-Nawarat (L.L.C)	186,254	20,833	-	207,087
ITD – ITDCEM JV	5,408	-	-	5,408
Other	73	-	-	73
Total	1,733,801	138,163	100,849	1,771,115
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Sino Lao Aluminum Corporation Limited.	6,594	1,229	6,575	1,248
Total	11,194	1,229	6,575	5,848
Total	1,744,995	139,392	107,424	1,776,963

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments in subsidiary, associated companies, and joint ventures

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 31 Mar 2008	Percentage of shareholding 31 Dec 2007	SEPARATE F/S Cost 31 Mar 2008	SEPARATE F/S Cost 31 Dec 2007
			Percent	Percent		
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000
Less : Allowance for impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,300,000	99.99	99.99	1,585,000	1,585,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,483,540	99.99	99.99	3,483,540	3,472,940
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance for impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	99.99	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	61.48	61.48	265	265
Less : Allowance for impairment					(265)	(265)
Net					-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	61.48	61.48	265	265
Less : Allowance for impairment					(265)	(265)
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	52,000	99.99	99.99	52,000	25,000
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	99.93	250	250

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 31 Mar 2008 Percent	31 Dec 2007 Percent	SEPARATE F/S Cost 31 Mar 2008	31 Dec 2007
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance for impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	25,250 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	115 Million INR	69.57	69.57	2,143,951	2,143,951
Total investments in subsidiaries - net					7,613,072	7,575,472
Investment in joint venture						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
Total investment in joint venture					977	977

(Unit: Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 31 Mar 2008 Percent	31 Dec 2007 Percent	CONSOLIDATED Equity 31 Mar 2008	31 Dec 2007	SEPARATE F/S Cost 31 Mar 2008	31 Dec 2007
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	-	50,000	-	50,000
Less : Allowance for impairment					-	(50,000)	-	(50,000)
Net					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance for impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	13,004	13,664	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,627	27,627	27,373	27,373
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	14,729	14,729	21,429	21,429
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	12,301	12,301	7,800	7,800
Less: Allowance for impairment					(12,301)	(12,301)	(7,800)	(7,800)
Net					-	-	-	-
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	19.98	101,630	92,696	71,603	71,603
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	200,000	150,000	200,000	150,000
Less : Allowance for impairment					(200,000)	(150,000)	(200,000)	(150,000)
Net					-	-	-	-
Thai Contractors Assets Co., Ltd	Real estate development	250,000	15.00	15.00	36,992	37,373	37,500	37,500
Overseas companies								
Aramarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance for impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-
MCRP Construction Corporation Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance for impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance for impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business	4 Million USD	33.00	33.00	59,927	61,210	67,961	67,961
Total investments in associated companies – net					253,909	247,299	228,316	228,316
Total investments in subsidiary, associated companies, and joint ventures – net					253,909	247,299	7,842,365	7,804,765

(Unit: Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 31 Mar 2008	31 Dec 2007	CONSOLIDATED Equity 31 Mar 2008	31 Dec 2007	SEPARATE F/S Cost 31 Mar 2008	31 Dec 2007
			Percent	Percent				
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700		
Less : Allowance for impairment					(296,700)	(296,700)		
Net					-	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525		
Total					2,525	2,525		
Total investments – net					256,434	249,824		

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

7.2 Other long - term investments

(Unit : Thousand Baht)

		Percentage of shareholding		CONSOLIDATED Cost		SEPARATE F/S Cost	
	Nature of business	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007
		Percent	Percent				
<u>Investments in other companies</u>							
a) <u>Non-listed companies</u>							
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	52,000	52,000	52,000	52,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	452,003	446,331	452,003	446,331
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance for impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Public Co., Ltd.	Steel wire for construction manufacturer	5.45	5.45	55,885	55,885	55,885	55,885
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance for impairment				(50,069)	(50,069)	(50,069)	(50,069)
Net				-	-	-	-
Sosuco Granite Co., Ltd.	Rock quarrying and Distribution	5.00	5.00	5,000	5,000	5,000	5,000
Less : Allowance for impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313	47,313	47,313
Less : Allowance for impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance for impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance for impairment				(84,515)	(84,515)	(84,515)	(84,515)
Net				90,485	90,485	90,485	90,485
Thai Rent All Co., Ltd.	Construction machinery rental	15.00	15.00	13,729	13,729	7,500	7,500
<u>Advance payment for share capital</u>							
The Exchange Square Co., Ltd.	Real estate development			5,000	5,000	5,000	5,000
Less : Allowance for impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Total investment in other non – listed companies – net				689,117	683,445	682,888	677,216

(Unit : Thousand Baht)

	Nature of business	Percentage of Shareholding		CONSOLIDATED Cost		SEPARATE F/S Cost	
		31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007
		Percent	Percent				
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Add : Unrealized gain from changes in value of investments				81,371	73,672	81,371	73,672
Total market value				390,086	382,387	390,086	382,387
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	195,566	195,566	59,395	59,395
Add : Unrealized gain from changes in value of investments				31,221	49,249	167,392	185,420
Total market value				226,787	244,815	226,787	244,815
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Add : Unrealized loss from changes in value of investments				(366)	(914)	(366)	(914)
Net market value				8,773	8,225	8,773	8,225
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Less : Unrealized loss from changes in value of investments				(47,336)	(34,243)	(47,336)	(34,243)
Net market value				53,380	66,473	53,380	66,473
Everland Plc.	Real estate development	0.05	0.05	111	111	111	111
Add : Unrealized gain from changes in value of investments				96	142	96	142
Total market value				207	253	207	253
Total investment in other listed companies – net				679,233	702,153	679,233	702,153
Total investments in other companies – net				1,368,350	1,385,598	1,362,121	1,379,369

(Unit: Thousand Baht)

	Nature of business	Percentage of Shareholding		CONSOLIDATED Cost		SEPARATE F/S Cost	
		31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007
		Percent	Percent				
Investments in other companies, held by subsidiaries							
(a) Non-listed companies							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250	-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053	-	-
Less : Allowance for impairment				(3,053)	(3,053)	-	-
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate management	13.00	13.00	135,226	135,226	-	-
Less : Allowance for impairment				(135,226)	(135,226)	-	-
Net				-	-	-	-
(b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.80	0.80	19,178	19,178	-	-
Add : Unrealized gain from changes in value of investments				5,056	4,578	-	-
Total market value				24,234	23,756	-	-
Total				25,484	25,006	-	-
Total investments in other companies – net				1,393,834	1,410,604	1,362,121	1,379,369

The Company has pledged the shares of a related company to secure the long term – loan with Financial Institutions of related company.

8. INVESTMENT IN A POTASH MINING PROJECT

The concession for the project is still being requested from the government. The Company is requesting approval from the government in respect of the change in shareholders from foreign shareholders to Thai shareholders. The government has a 10 percent holding in this project. The Company's management believe that this project will generate benefits both for nearby areas and the country and the project will be approved by the government and proceed according to plan. During the period, the Cabinet finally granted the permission through the Ministry of Industry to register the change to Thai Shareholders. The Company expect to complete the process within 2008.

9. LONG - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 March 2008 and 31 December 2007 are as follows:

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
ITD - NCC Joint Venture	-	-	18,360	69,070
Italian-Thai International Co., Ltd.	-	-	128,546	128,546
IDS Joint Venture	-	-	220,500	220,500
IN Joint Venture	-	-	115,770	115,770
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	105,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	198,000	198,000
Southern Industries (1996) Co., Ltd.	-	-	24,673	24,673
Nha Pralan Crushing Plant Co., Ltd.	-	-	13,000	13,000
Italian-Thai Land Co., Ltd.	-	-	554,358	554,358
Palang Thai Kaowna Co., Ltd.	-	-	280,702	280,702
Khunka Palang Thai Co., Ltd.	-	-	58,882	58,882
Palit Palang Ngan Co., Ltd.	-	-	94,231	94,231
Others	-	-	9,962	9,962
Total	-	-	2,350,384	2,401,094
Less : Allowance for doubtful accounts	-	-	(1,266,584)	(1,266,584)
Net	-	-	1,083,800	1,134,510
Associated companies				
Sino Lao Aluminum Corporation Limited	34,462	34,462	34,462	34,462
Total	34,462	34,462	34,462	34,462

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Related companies				
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Central Bay Reclamation and Development Corp	35,761	35,761	-	-
Asia Pacific Potash Corporation Limited	164,567	150,674	-	-
Total	259,403	245,510	59,075	59,075
Less : Allowance for doubtful accounts	(94,836)	(94,836)	(59,075)	(59,075)
Net	164,567	150,674	-	-
Total long - term loans and advances to related Companies – net	199,029	185,136	1,118,262	1,168,972

Significant movements in the long - term loans and advances to related parties for the three-month period ended 31 March 2008 are as follows :-

(Unit: Thousand Baht)

	31 December 2007	During the period Increase	Decrease	31 March 2008
Subsidiaries and joint ventures				
ITO Joint Venture	528,400	-	-	528,400
ITD-NCC Joint Venture	69,070	-	50,710	18,360
Italian-Thai International Co., Ltd.	128,546	-	-	128,546
IDS Joint Venture	220,500	-	-	220,500
IN Joint Venture	115,770	-	-	115,770
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	-	105,000
ITD – NCC Joint Venture (NT-2)	198,000	-	-	198,000
Southern Industries (1996) Co., Ltd.	24,673	-	-	24,673
Nha Pralan Crushing Plant Co., Ltd.	13,000	-	-	13,000
Italian-Thai Land Co., Ltd.	554,358	-	-	554,358
Palang Thai Kaowna Co., Ltd.	280,702	-	-	280,702
Khunka Palang Thai Co., Ltd.	58,882	-	-	58,882
Palit Palang Ngan Co., Ltd.	94,231	-	-	94,231
Others	9,962	-	-	9,962
Total	2,401,094	-	50,710	2,350,384

(Unit: Thousand Baht)

	31 December 2007	During the period Increase	Decrease	31 March 2008
Associated companies				
Sino Lao Aluminum Corporation Limited	34,462	-	-	34,462
Related companies				
Pladaeng Co., Ltd.	59,075	-	-	59,075
Total	2,494,631	-	50,710	2,443,921

10. LOAN TO UNRELATED PARTIES

As at 31 March 2008, the Company had outstanding balance of loan of USD 13 million (31 December 2007 : USD 14 million) to the Defense Ministry of the Union of Myanmar to finance the construction of a steel mill in Myanmar. The Company will receive the repayment of this loan in the form of steel will processing services for 40 percent of such steel mill production capacity, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on loan depends upon the extent of the demand for steel in Myanmar. In the past, the Company has already set up provision for loss in full amount. The Company does not take up interest income in the books but summarizes the amount for inclusion in its income tax computation.

The Company reappraised the value of these loans since the Company had consistently received loan repayments over the past 2-3 years. The Company therefore reduced the associated allowance for loss to only USD 12 million in accordance with the anticipated actual losses and reversed the excess provision previously made to the account "Reversal of allowance for doubtful accounts". As a result the net balance of lending as at 31 March 2008 was Baht 31.4 million or equivalent to USD 1 million (31 December 2007 : Baht 67.1 million or equivalent to USD 2 million).

Moreover, the Company also has advanced of Baht 88.6 million for the investment in a local company which is under the negotiation process but the management expects to conclude the deal soon. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 31 March 2008 and 31 December 2007 are as follows: -

(Unit: Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Bank overdrafts	558	68	113	20
Short - term loans from financial institutions	6,044	5,250	4,090	3,473
Total	6,602	5,318	4,203	3,493

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows:

(Unit: Million)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Baht	4,714	5,857	3,390	5,439
PHP	140	165	140	165
USD	4	4	-	-
NTD	400	400	400	400
INR	854	773	230	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 March 2008, part of loans amounting to Baht 1,926 million (31 December 2007 : Baht 1,638 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

As at 31 March 2008 and 31 December 2007, overdraft and short-term credit facilities of the Company have not yet been drawn down amounting to Baht 1,058 million and Baht 873 million, respectively.

12. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 March 2008 and 31 December 2007 are as follows:

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	8,527	14,650
I.C.C.T. Joint Venture	-	-	140,887	140,887
IN Joint Venture	-	-	32,212	28,020
Thai Maruken Co., Ltd.	-	-	100,983	75,364
ITO Joint Venture	-	-	6,091	5,085
Italthai Trevi Co., Ltd.	-	-	83,433	119,611
Siam Concrete and Brick Products Co., Ltd.	-	-	97,249	93,340
ITD - VIS Joint Venture	-	-	7,468	7,317
ITD Cementation India Limited	-	-	38,564	16,753
ITD-ITDCEM JV	-	-	118,164	118,164
Asian Steel Product Co., Ltd.	-	-	15,761	2,221
Thai Pride Cement Co., Ltd.	-	-	87,648	78,387
Nha Pralan Crushing Plant Co., Ltd.	-	-	2,349	997
Aquathai Co., Ltd.	-	-	60,836	75,232
Italthai Marine Co., Ltd	-	-	1,260	1,225
Others	-	-	2,042	2,213
Total	-	-	803,474	779,466
Associated companies				
MCRP Construction Corporation, Philippines	88,515	92,099	88,515	92,099
Bangkok Steel Wire Co., Ltd.	50,570	50,301	13,003	9,103
ATO-Asia Turnouts Ltd.	16,836	11,735	14,817	10,373
Total	155,921	154,135	116,335	111,575
Related companies				
(Related by way of common directors)				
Takenaka Corporation	185,236	174,417	-	-
Obayashi Corporation	169,082	157,336	-	-
Italthai Industrial Co., Ltd.	83,384	131,133	45,691	57,964

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Siam Steel Syndicate Public Co., Ltd.	53,132	63,498	53,012	63,394
Nishimatsu Construction	244,506	232,840	-	-
Italthai Engineering Co., Ltd.	112,400	131,976	107,746	127,758
Charoong Thai Wire & Cable Plc.	136,855	106,640	136,855	106,640
Nawarat Patanakarn Plc.	73,952	75,705	66,269	65,528
Toyo-Thai Corporation Ltd.	16,752	17,401	16,752	17,401
Thai Rent All Co., Ltd.	29,384	25,170	29,058	24,529
Thai Nippon Steel Co., Ltd.	11,032	-	11,032	-
Others	24,626	34,873	33	2,140
Total	1,140,341	1,150,989	466,448	465,354
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	5,116	8,790	-	-
I.C.C.T. Joint Venture	105,665	105,665	-	-
ITO Joint Venture	3,655	3,051	-	-
ITD - VIS Joint Venture	2,613	2,561	-	-
IN Joint Venture	15,784	13,730	-	-
Others	403	473	-	-
Total	133,236	134,270	-	-
Trade accounts payable - related parties	1,429,498	1,439,394	1,386,257	1,356,395

13. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 March 2008 and 31 December 2007 are as follows:

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITD Cementation India Limited	-	-	261	-
ITD-ITDCEM JV	-	-	149	-
Total	-	-	410	-
Related companies				
Nam Theun 2 Power Co., Ltd.	155,970	208,674	-	-
Obayashi Corporation	221,140	221,142	-	-
Nawarat Patanakarn Plc.	66,377	-	-	-
Saraburi Coal Co., Ltd.	-	20,000	-	-
Nishimatsu Construction Co., Ltd.	5,969	-	-	-
Others	13	13	-	-
Total	449,469	449,829	-	-
Short - term loans and advances from related parties	449,469	449,829	410	-

Significant movements in the short - term loans and advances from related parties for the three-month period ended 31 March 2008 are as follows:

(Unit: Thousand Baht)

	31 December 2007	During the period Increase	During the period Decrease	31 March 2008
Related companies				
Nam Theun 2 Power Co., Ltd.	208,674	-	52,704	155,970
Obayashi Corporation	221,142	-	2	221,140
Nawarat Patanakarn Public Company Limited	-	66,377	-	66,377
Saraburi Coal Co., Ltd.	20,000	-	20,000	-
Nishimatsu Construction Co., Ltd.	-	5,969	-	5,969
Others	13	-	-	13
Total	449,829	72,346	72,706	449,469

14. LONG - TERM LOANS

As at 31 March 2008 and 31 December 2007, the Company and its subsidiaries have outstanding long - term loans as follows:

(Unit : Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
Long - term loans	7,629	7,564	5,856	6,104
Less : current portion	(1,686)	(1,690)	(1,218)	(1,149)
Net	5,943	5,874	4,638	4,955

Movements in the long - term loans during the three-month period ended 31 March 2008 are summarized below:

(Unit : Million Baht)

	CONSOLIDATED	SEPARATE F/S
Balance as at 1 January 2008	7,614	6,155
Add: Additional borrowings	623	207
Less: Repayment	(603)	(506)
Less: Translation adjustment	(5)	-
Balance as at 31 March 2008	7,629	5,856

During the year 2006, the Company entered into an agreement with a local commercial bank obtaining a new loan amounting to Baht 3,299 million to make investment in a potash mine project. The loan is collateralized by the pledge of share certificates of the group of related companies. The Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay the loan by installment at Baht 165 million per quarter starting August 2008.

Included in above borrowings is long-term loan obtained from EXIM Bank of Baht 661 million. The assignment of collateral for this loan is expected to be concluded within the second quarter of 2008.

The Company and subsidiaries have registered the mortgages of part of their land and construction thereon with a net carrying value as at 31 March 2008 of Baht 884 million (31 December 2007: Baht 713 million) and the deeds of hypothecation of certain machinery located overseas as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 31 March 2008 and 31 December 2007, the long-term credit facilities of the Company have not yet been drawn down amounting to Baht 311 million and Baht 389 million, respectively.

15. RELATED PARTY TRANSACTIONS

During the period, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow:

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Interest on loans	Mutually agreed rate

Below is a summary of those related party transactions during the periods:-

(Unit: Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the three-month periods ended 31 March		For the three-month periods ended 31 March	
	2008	2007	2008	2007
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	577	230
Sales of equipment	-	-	31	-
Purchases of construction materials and services	-	-	252	268
Transactions with associated companies				
Construction services and other income	32	7	32	2
Purchases of construction materials and services	46	41	22	13

(Unit: Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the three-month periods ended 31 March		For the three-month periods ended 31 March	
	2008	2007	2008	2007
Transactions with related companies				
Construction services and other income	1,009	1,278	229	281
Purchases of construction materials and services	259	330	157	288
Purchases of equipment	1	18	1	18

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loan from directors

As at 31 March 2008, an indirect subsidiary company has loan from directors amounting to Baht 169 million (31 December 2007: Baht 175 million) which bear interest at the rate of MLR per annum.

16. INCOME TAX

No income tax is payable on the Company's net income for the three-month period ended 31 March 2008 as the Company can utilize tax losses carried forward from previous years.

Income tax for the branch in Taiwan has been calculated based on 25 percent of taxable income.

Income tax for the three-month period ended 31 March 2008 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30% on the net income after adding back certain expenses which are not allowable for tax computation purposes and deducting of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statements is an income tax of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

17. GUARANTEES

As at 31 March 2008 and 31 December 2007, the Company has outstanding guarantees of approximately Baht 21,383 million and Baht 21,701 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 31 March 2008 and 31 December 2007, the Company had outstanding guarantees of approximately Baht 9,359 million and Baht 8,870 million, respectively, issued to financial institutions and its ventures to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., ITD Cementation India Limited, and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

18. COMMITMENT

18.1 Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV in amounts equal to the principal and interest which have to be paid to the creditors. As at 31 March 2008, the outstanding balance of loans amounted to Baht 1,578 million.

18.2 As at 31 March 2008, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows:

(Unit : Million Baht)

	Baht equivalent	
	CONSOLIDATED	SEPARATE F/S
Currency		
Baht	2,513.1	2,203.6
NTD	3,399.4	3,399.4
USD	312.4	-
INR	2,465.4	2,465.4
JPY	2.8	-
LAK	0.6	-

18.3 As at 31 March 2008, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services:

(Unit : Million Baht)

	Baht equivalent	
	CONSOLIDATED	SEPARATE F/S
Currency		
Baht	376.7	332.0
EUR	757.3	735.1
USD	143.9	93.8
INR	499.1	11.1
NOK	4.0	-
JPY	0.6	0.6
NTD	1.3	1.3
SGD	1.9	-

18.4 As at 31 March 2008, the Company had outstanding commitment of Baht 37 million and USD 64 million in respect of uncalled portion of investments in two associated companies and a related company and uncalled portion of investments in three subsidiary companies of Baht 65.25 million.

19. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay of damages, amounting to Baht 440 million, plus interest at the rate of 7.5 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution of the order of the Court - Chonburi Province. Copies of the appeal and the petition are currently being submitted to the plaintiff and the outcome of the case is not yet known. The Company believes that there will be no damage from such case. The Company does not set up any provision in its accounts.

b) On 7 March 2003, a court case was brought against a subsidiary company claiming for compensation totaling approximately Baht 125.8 million for alleged negligence in driving sheet piles on top of pipelines belonging to a third party company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 92 million together with fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order of the Civil Court. Copies of the appeal and the petition are currently being submitted to the plaintiff and the outcome of the case is not yet known. However, during the period, the management of subsidiary company assessed the situation and feel that it is a high chance for the subsidiary to be responsible for such claims for damage. The subsidiary company accounted for full allowance for damage in its accounts.

c) Since 2000, certain customers of the Company have taken legal actions against the Company for breach of service agreements, claiming compensation totaling approximately Baht 81 million (31 December 2007: Baht 86 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

20. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three – month periods ended 31 March 2008 and 2007 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 31 March 2008 and 2007									
	Local		Overseas		Total		Elimination		Grand total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Revenues from construction services	6,660	7,415	5,267	3,427	11,927	10,842	(503)	(356)	11,424	10,486
Gross profit	528	565	255	199	783	764	-	-	783	764
Administrative expenses									(481)	(301)
Loss on exchange rate									(68)	(56)
Reversal of allowance (allowance) for doubtful accounts									10	(39)
Share of profit (loss) from investment in associated companies									7	(2)
Other income									122	213
Interest expense									(320)	(301)
Income tax									(23)	(31)
Minority interests									37	(8)
Net income for the period									67	239

(Unit : Million Baht)

	As at 31 March 2008 and 31 December 2007									
	Local		Overseas		Total		Elimination		Grand total	
	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007	31 Mar 2008	31 Dec 2007
Property, plant and equipment - net	12,206	12,422	2,401	2,569	14,607	14,991	10	16	14,617	15,007
Other assets	35,206	34,860	14,516	13,785	49,722	48,645	(10,728)	(10,667)	38,994	37,978
Total assets	47,412	47,282	16,917	16,354	64,329	63,636	(10,718)	(10,651)	53,611	52,985

21. FINANCIAL INSTRUMENTS

Foreign currency risk

The Company's exposure to foreign currency risk arises mainly from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 March 2008 are summarized below.

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 31 March 2008
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	21.5	0.9	31.5079
JPY	73.5	973.3	0.3157
VND	530.3	502.5	0.0020

Forward exchange contracts which remain outstanding on 31 March 2008 are summarized below:

Currency	Balance (Million)	Forward contract exchange rate
JPY (buy)	126.2	0.2932
EUR (buy)	0.3	50.94

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 March 2008 which were unhedged.

	CONSOLIDATED (Net)				
	EUR million	USD million	JPY Million	SGD Million	VND Million
Assets in foreign currency	2.7	22.4	693.9	0.6	530.3
Trade accounts payable	4.4	2.8	99.5	0.7	-
Trade accounts payable – related parties	-	0.9	1,106.4	-	-
Hire - purchase payables	-	-	973.3	-	-
Advances received from customers under construction contracts	-	1.2	28.4	-	502.5
Retentions payable	0.2	-	10.6	-	-
Loans from financial institutions	-	0.2	-	-	-

	SEPARATE F/S (Net)		
	USD Million	JPY million	VND Million
Assets in foreign currency	21.5	73.5	530.3
Hire - purchase payables		973.3	
Trade accounts payable – related companies	0.9	-	-
Advances received from customers under construction contracts	-	-	502.5

The Group will earn future revenues in foreign currencies in an amount of approximately USD 313 million, INR 32,323 million, PHP 712 million, NTD 2,403 million and JPY 227 million.

In addition, the Group have foreign currency exposure risk with respect to its investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

22. OTHERS

a) On 17 January 2007, the National Assets Examination Committee (NAEC) issued an order appointing an inspection subcommittee to investigate the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. Subsequently on 14 February 2007, the Company and a joint venture received the accusation letter from the NAEC to give the full cooperation with the investigation committee. There was an unofficial disclosure from the investigation subcommittee that cracks on the runways and taxiways at Suvarnabhumi Airport was caused by the higher level of underground water, not caused by the poor performance of the construction.

The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures. Therefore, no provision is required in the accounts.

b) A subsidiary company obtained the notice to change an electric cable in accordance with agreement with Government Enterprise. The Company management does not expect to incur the significant loss.

c) At Extraordinary General Meeting of Shareholders No. 1/2008 held on 14 January 2008, the shareholders approved the issuance and offer of convertible debentures of the Company not more than USD 200,000,000 or an equivalent amount in any other currency, with maturity not exceeding 7 years from the date of issuance. A unit of convertible debenture can be converted to ordinary shares based on the par value of debenture divided by the convertible price of debenture. The conversion price shall be considered by Board of Directors or any persons assigned by Directors. However, the conversion price should not be less than the market price based on the average closing price of the Company's shares in Stock Exchange of Thailand for 15 days before the date of conducting of the bookbuild for the convertible debentures. The shareholders approve an increase of the Company's registered capital by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 per share to reserve for the conversion of the convertible debentures.

d) On 23 January 2008, Italian-Thai Power Co., Ltd., a 99.99% subsidiary, entered into the MOU with the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited to conduct the study for investment in the 3,600 MW Koh Kong Power Project in Koh Kong Province, Cambodia. The shareholding structure has been preliminary agreed that the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited will hold 70% and Italian-Thai Power Co., Ltd. will hold 30% of this project.

23. SUBSEQUENT EVENT

At the Ordinary General Shareholder Meeting 1/2551 held on 25 April 2008, the shareholders approve the appropriation of dividends from the operations for the year 2007 of Baht 0.07 per share for 4,193,678,180 ordinary shares totaling Baht 293.56 million.

24. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 14 May 2008.

Grant Thornton

www.grantthornton.co.th
Confidentiality statement

END